COMPOSITE TECHNOLOGY CORPORATION
                                2026 McGaw Avenue
                                Irvine, CA 92614

                                 August 19, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

      Re:   Composite Technology Corporation
            Registration Statement - Form S-1 (Registration No. 333-122280) Post-Effective Amendment on Form S-1 (Registration No. 333-112798)

Ladies and Gentlemen:

      Composite Technology Corporation (the "Company") hereby requests that the Commission take appropriate action to cause the above-referenced registration statements on Form S-1 to become effective on August 19, 2005 at 5:30 p.m. Washington, D.C. time.

      The Company hereby acknowledges the following:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       COMPOSITE TECHNOLOGY CORPORATION


                                       By: /s/ Benton H Wilcoxon
                                           ---------------------
                                           Benton H Wilcoxon
                                           Chief Executive Officer